Morria Biopharmaceuticals PLC

53 Davies Street
London W1K 5JH
United Kingdom

August 24, 2012

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Morria Biopharmaceuticals PLC Request for Withdrawal of Registration Statement on Form 20-FR Filed June 28, 2012, as amended on August 8, 2012 File No. 000-54749

Dear Ladies and Gentlemen:

Morria Biopharmaceuticals PLC (the “Company”), hereby respectfully requests the withdrawal of its Registration Statement on Form 20-FR (File No. 000-54749) (the “Form 20-F”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 28, 2012, as amended on August 8, 2012, under the Securities Exchange Act of 1934, as amended, effective as of the date hereof or at the earliest practicable date hereafter.

The Company is withdrawing the Form 20-F to avoid the automatic effectiveness of the Form 20-F sixty days after its initial filing before the Company has had an opportunity to fully respond to the comments of the Commission staff. The Company intends to re-file the Form 20-F once the Company has fully responded to the comments of the Commission staff.

If you have any questions regarding this request for withdrawal, please contact Jeffrey P. Schultz, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky & Popeo. P.C. at (212) 935-3000.

Thank you for your attention.

Very truly yours,

Morria Biopharmaceuticals PLC

By:	/s/ Dr. Yuval Cohen
Name:	Dr. Yuval Cohen
Title:	President

cc: Mintz, Levin, Cohn, Ferris, Glovsky & Popeo. P.C.